Exhibit 23.3
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
     The undersigned hereby consents to the references to our firm in the form and context in which they appear in Amendment No. 1 to Current Report on Form 8-K/A of Whiting Petroleum Corporation dated August 4, 2005. We hereby further consent to the use of information contained in our report setting forth the estimates of revenues from oil and gas reserves as of July 1, 2005 for properties located in New Mexico, Oklahoma and Texas acquired or to be acquired by Whiting Petroleum Corporation from Celero Energy, LP. We further consent to the incorporation by reference thereof into Whiting Petroleum Corporation’s Registration Statements on Form S-8 (Registration No. 333-111056), Form S-3 (Registration No. 333-121615) and Form S-4 (Registration No. 333-121614).

Sincerely,
/s/ Netherland, Sewell & Associates, Inc.
Netherland, Sewell & Associates, Inc.

September 16, 2005